Gulf Resources, Inc.
99 Wengchang Road, Chenming Industrial Park,
Shouguang City, Shandong, China 262714

May 15, 2012

Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gulf Resources, Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 15, 2012 Response dated March 14, 2012 File No. 1-34499

Dear Mr. O’Brien:

Gulf Resources, Inc. (“we” or the “Company”) is submitting this correspondence via Edgar in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on May 2, 2012 (the “Comment Letter”).  In order to facilitate your review, we have restated and responded the comment set forth in this Letter.

Item 1.B, page 24

1.
There is a concern that your disclosure may generate the mistaken understanding that there are no unresolved staff comments. As you are aware, the inability to provide the required Schedule I audited data for three fiscal years makes your filing materially deficient which is why you may not consummate a registration statement with the Commission until the deficiency is resolved. Please revise your disclosure to fully address this issue.

Response to Comment 1:

Pursuant to Item 1B of Form 10-K, a registrant is required to disclose the substance of unresolved staff comments in a Form 10-K that the registrant believes is material if the registrant has received such written comments not less than 180 days before the end of the fiscal year to which the annual report relates.  Since we received our first comment letter from the staff on July 15, 2011, which was less than 180 days before our December 31, 2011 fiscal year end, we concluded based upon the disclosure requirements that such disclosure under Item 1B was not required to be included in the 2011 Annual Report on Form 10-K pursuant to the rules.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this response letter would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact Mrs. Tahra Wright, Esq. our U.S. legal counsel at (212) 407-4122.

Sincerely,

Gulf Resources, Inc.

By :/s/ Min Li
Name: Min Li
Title:   Chief Financial Officer

cc.	Mitchell S. Nussbaum, Esq. Frank J. Marinaro, Esq.